INVEST IN **PRANOS INC**

# Transforming vehicular communication by converting vehicle windows into digital displays (hologlass)



pranos.ai Layton, UT

Hardware B2C Media Transportation

## Highlights

1. Live product in market, fulfilling orders and scaling production
2. 83M+ organic views across TikTok & Instagram, featured by ESPN, Supercar Blondie, and more
3. Utility patent issued protecting core vehicle window display technology (2023/0120041 A1)
4. CEO is a Fortune Magazine& Forbes Contributor
5. Proven traction with real customers across multiple countries

6 Live across direct, Amazon, and our TikTok Shop

# Featured Investors



**Frank Shamrock** Follow

Frank Shamrock is an American former professional mixed martial artist.



**Dr. Jeffrey Ayers**
Syndicate Lead

Follow

Invested $3,000

Husband of 35 years. Father of 4. Board certified doctor 30 years, entrepreneur, cert. investor, founder of new med spa in Utah. gallerymedicalspa.com

"Have you ever wanted to be part of something big - but you weren't sure how, or you weren't asked to participate?
Have you ever said: "when I make a bit more money then I might start investing"?Hi, I'm Dr. Jeffrey Ayers and I have been practicing medicine for nearly 30 years. I am an entrepreneur, a certified investor and Ive invested in start up companies for the last 10 years.
When it comes to investing - I focus on what I like, what I am passionate about and what I think is a fantastic idea.
As the founder of the Gallery of Aesthetics - a new kind of medical spa in Utah (opening September 2021) - my space diverges from the typical glamorous bling filled space - and i have created an art gallery vibe. I will feature the art of emerging and established artists from around the world. Digital art in motion is a genre that I find compelling and will be included in my mix.
While seeking the resources to project art (vs just hanging it on a wall) - I spotted Pranos while reading my regular Wefunder email. I saw the potential and I couldn't pass up on this opportunity to invest in the "next big thing"!
Can you imagine being invited to invest in relevant technology that is easily attainable by the end user? Sound like a win for the investor!
Can you imagine being the average woman or man wanting (or needing) another stream of income in a market they wouldn't have otherwise been invited nor benefited? Sounds like a win for the average person!
Can you imagine being a business owner with a limited marketing budget needing a cost effective solution? Sounds like a win for the business!
I want to personally invite you to invest in yourself, your family, or your business by investing in Pranos
I wish for you the success you desire and deserve.
Dr. Jeffrey Ayers"

& 565 more

# Team



**David Astoria** Founder & CEO

Fortune Magazine & Forbes Contributor |Mentor/Sponsor for Computer Science Capstone Projects at UC Irvine| Fmr Co-owner at Grabbit(YC S18)|Advisor for KIC Startups(Korean government backed orgs)david@pranos.ai

**Navu Singh** CTO

Senior Firmware Engineer at Tesla | System Engineer at Boeing Corp| Lead Firmware Engineer at Misfit, Fossil Groups| Senior System Engineer at Minit Charger| NASA Robotics Alumni Association Member,



**Fiona Xiong** Software & Firmware Engineering Intern

MS, Computer Science at Northeastern University|Senior Lead Auditor at Ernst& Young|



**Dhruv Ahuja** Software Engineering Intern

CS at UC Berkeley



**Hamza Mahmood** Software Engineer, Intern

Pursuing a Bachelor's in Computer Science at University of Delaware.



**Sticky FINGAZ** Entertainment Industry Advisor

Kirk Jones, better known by his stage name Sticky Fingaz, is an



American hardcore rapper, record producer, actor, film director, film editor and writer, best known as a member of multi-platinum hardcore rap group Onyx.



**David Stone** Hardware Advisor

Award-winning writer for PCMAG and computer industry consultant

## Pitch Deck

Click to open pitch deck

## Digitize your car windows. Share your content outdoors.

### Pranos Hologlass turns your car window into a communication channel.

People don't just see it.

They stop. They film. They share.





---

## 2. WHAT THIS IS


Pranos inc.
Your window. Your message. Your billboard.
Turning vehicles into programmable digital displays.
SEED ROUND
FOUNDER: DAVID ASTORIA
Made with GAMMA

### Pranos turns your car window into a programmable display

### Play videos, ads, or visuals outward

### Control everything from your phone


Easy to mount on SUVs and sedans
Slide in your custom screen
Connect to the App or Phone Adapter
Share your content outdoors
pranos
The Hologlass Kit
A projection-based system installed inside the vehicle — custom-fit for each make and model.
Projection System
High-brightness projector engineered
Custom-Cut Screen
Precision display film cut to match
Media Player + Mount
Plug-and-play media player with


to digitize windows on all sedans and SUVS.
the exact window shape of each vehicle model.
complete mounting components. Works across sedans and SUVs.
Made with GAMMA

# 3. HOW IT WORKS


Easy to mount on SUVs and sedans
Slide in your custom screen
Connect to the App or Phone Adapter
Share your content outdoors

How it works

- Mount the Pranos projection System
- Slide in your custom screen
- Connect your phone via the included HDMI adapter or Pranos Mobile App
- Play anything

Setup takes about 30 minutes

# 4. CUSTOM FIT


pranos
your story everywhere
CUSTOM-CUT FOR YOUR CAR
PRECISION FIT. PERFECT LOOK.
1. YOU ENTER YOUR CAR
2. WE PRECISION CUT YOUR SCREEN
3. PERFECT FIT. MADE FOR YOU.
REAR SIDE WINDOW
COMPATIBLE WITH ALL SUVS & SEDANS
SEDAN
SUV
BACK WINDSHIELD
COMPATIBLE WITH SUVS ONLY
SUV
SEDAN
PRECISION CUT TO MATCH YOUR EXACT CAR
PERFECT FIT NO GAPS. NO TRIMMING.
MADE FOR 1,000+ CAR MODELS
EASY INSTALL INSTALLS IN 30 MINUTES
BUILT TO LAST PREMIUM MATERIALS BUILT FOR REAL LIFE
NOT A UNIVERSAL SCREEN.
BUILT SPECIFICALLY FOR YOUR WINDOW.
pranos
your story everywhere

**Built for your exact car make, model and year**

Not a universal screen

Each display is precision cut to match your window

Rear side windows work on sedans and SUVs

Back windshield works best on SUVs

# 5. WHAT'S INCLUDED


What's Included


Vehicle-Specific Screen
Access to the Pranos App
Pranos Projection System
Car Power Inverter
Pranos Hologlass System
Manual
pranos
pranos
Pranos Media Player
Power Cables
HDMI Cable & Phone Adapter (USB-C)
Mount
Remote

Everything comes in the box

- Pranos Projection system
- Custom-fit screen (Detachable)
- Media player or phone adapter
- Mount and power setup

---

## 6. REAL WORLD USE


The Outdoor World Is a One-Sided Conversation
Consumers Own Online
Billions post content daily. Social media gave everyone a voice — digitally.
Outdoors? Silent.
Public visual space is entirely controlled by advertisers and centralized signage companies.
Billboards Are Gatekept


consumers, creators, or small businesses.
Made with GAMMA

This is already happening

People use it for

- Small business ads
- Events and nightlife
- Creator content
- Personal expression

Wherever it goes, it gets attention

---

# 7. WHO THIS IS FOR

Who uses Pranos

- Creators turning their car into content
- Small businesses running local ads
- Event promoters grabbing attention
- Everyday drivers sharing messages

This isn't just advertising

It's outdoor expression

---

# 8. TRACTION

**76 million organic views in the last 12 months through our Tiktok posts ([@pranosai](https://www.tiktok.com/@pranosai))**


4:45

## Analytics

Overview | Video | Audience | LIVE

Jan 31, 2025 — Jan 31, 2026 | Last 12 months

### Performance

Reach | Engagement | Conversions

| | |
|---|---|
| Video views | 76,976,618<br>+498.27% |
| Reached audience | 75,666,077<br>+541.91% |
| Profile views | 289,231<br>+285.06% |

**Get your business discovered**
Build awareness, connect with more people and grow with targeted promotions.
Promote with coupon

### Your most popular videos


My girlfriend gave up on writing her venmo on her window with markers and got a hologlass instead.
So my boyfriend got a

4:45

## Analytics

Overview | Video | Audience | LIVE

### Your most popular videos


My girlfriend gave up on writing her venmo on her window with markers and got a hologlass instead.
6.6M
So my boyfriend got a hologlass and the first thing he plays is the summer anthem
6.4M
my husband bought a hologlass just to put eye balls on his car
4.5M
my husband got the hologlass just to put eyes on his car
3.4M

### Followers

See more ›

Net growth | New followers | Lost followers

We didn't use ads to grow this

- 83M+ organic views in the last 12 months (through Instagram, Tiktok and Youtube)
- 128 kits sold across multiple countries
- Demand driven entirely by inbound interest

People see it, film it, and share it


1:17
5G
What's up?
pranos
Pranos
Edit
@pranosai
56
Following
112.6K
Followers
3.8M
Likes
Share your content outdoors with our patented Hologlass car window displays. Order through link below Instagram: @pranos.ai Facebook: pranos
www.pranos.ai
+ Add college
Email
TikTok Studio
Your orders
Business Suite
View expired Stories in "Your private videos"
my husband bought a hologlass just to put eye balls on his car
To whoever was playing Scooby-Doo from their hologlass downtown last night — my inner child thanks you.
6.4M
4.5M
3.5M
my husband got the hologlass just to put eyes on his car
Home
Friends
22
Inbox
99+
Profile

---

## 9. SALES + DISTRIBUTION

### 2025 Revenue Snapshot


We are currently operating at a near break-even status, prioritizing product development and organic growth with minimal overhead expenses.
$43K
Net Revenue
Total revenue generated from organic sales.
$22.9K
Gross Profit
Profit remaining after cost of goods sold.
47%
Gross Margin
Healthy margins maintained through low overhead.
Operating Status: We have maintained a near break-even operation to date, focusing capital efficiency on product iterations rather than paid customer acquisition.
Revenue Breakdown
Amount ($)
50k
40k
30k
20k
10k
0
Gross Sales
Net Revenue
COGS (~128 units)
Gross Profit
Metric
Made with GAMMA

Already selling across multiple channels

- Direct website (highest margin)
- Amazon (trust and discovery)
- TikTok Shop (viral conversion)


amazon
Pranos Hologlass- Car Window Display System (Rear Side Door Window - Media Player)
$448
In Stock
Customize now


TikTok Shop
Orders
Sell
Customer support
More
$379.00
Free shipping
Pranos Hologlass Series 2 - Automotive Window Screen System - Removable and Designed to Fit Rear Car Windows
Sold by Pranos
Select Window:


Choose Your Playback Method:
Quantity:
Buy now

Early sales, zero paid marketing

- 128 units sold
- ~$43K in revenue
- Global customers

Growth so far has been limited by

- manual production
- limited inventory
- no paid acquisition yet

---

# 10. UNIT ECONOMICS


Strong Unit Economics at Small Scale
$379
SELLING PRICE
$200
COST OF GOODS SOLD
$179
PER UNIT GROSS PROFIT
GROSS MARGIN: 47%
Customer pays shipping at checkout.
Operating expenses lean.
The Numbers Work Today
At just ~128 units, Pranos is already generating $179 gross profit per kit — with significant room to improve margins as volume scales and COGS compress through manufacturing partnerships.
Shipping Paid by Customer
Zero fulfillment cost burden on Pranos at checkout.
Lean Operations
Near break-even at current revenue — minimal overhead and burn.
Made with GAMMA

The numbers already work

- $379 average selling price

- ~$200 cost of goods
- ~$179 gross profit per unit
- ~47% margin

Customers pay for shipping

Operations stay lean

---

# 11. WHY NOW


Why This Category Is Ready Now
1
Creator Economy Explodes
Short-form video minted millions of visual communicators hungry for new canvases.
2
Hardware Gets Affordable
Projectors and media players now cost a fraction of what they did five years ago.
3
Viral Distribution Exists
Social media lets novel hardware products reach millions overnight — for free.
4
Pranos Bridges the Gap
The internet digitized communication online. Pranos brings it into the physical world.
Made with GAMMA

Why this works now

- Millions of creators think in content
- Social media trained people to film everything
- Attention is moving back into the real world

Cars are everywhere

They've just never been programmable

---

# 12. MARKET


A Market Hiding in Plain Sight
1.4B
Vehicles on Road
Every vehicle is a potential multi-surface display platform.
4+
Windows Per Vehicle
Multiple display surfaces per unit sold.
$9B+
Auto Accessory TAM
Global aftermarket accessories market ripe for digital disruption.
Initial customers: car enthusiasts, content creators, rideshare drivers, event marketing fleets, and small businesses — expanding to any vehicle owner globally.
Made with GAMMA

Every car is unused media space

- 1.4B vehicles globally
- Multiple windows per vehicle
- Massive untapped surface area

## THE INVESTMENT OPPORTUNITY

We're raising up to $400,000 through a convertible note

Early investors receive a discounted valuation cap of $10.8M

After that, the round moves to a $12M cap

---

## CURRENT STATUS

We've closed $223,000 from this campaign to date

Those funds have supported product development, inventory, and getting units into the market

We've operated lean and focused on building real traction

---

WHY THIS REMAINS OPEN

The round remains open to allow additional investors to participate alongside ongoing discussions

This gives our community and retail investors continued access before the round is finalized

---

WHAT HAPPENS NEXT

We're focused on:

Scaling production

Expanding distribution

Increasing inventory

Launching paid growth

---

GET INVOLVED

If you want to be part of this, you can invest directly through this campaign.

For additional questions:

admin@pranos.ai

david@pranos.ai

**Videos of Pranos Hologlass in Action**


Pranos Hologlass Operated by App ( Car window display sys
Pranos
WELCOME BACK


Watch on YouTube

## Pranos x Vinfast ( automotive manufacturer ) at CES 2023


Vinfast x Pranos - CES 2023
Pranos
Watch on YouTube


Media Player
Coming soon to
GET IT ON
Google Play
Download on the
App Store


Pranos car window display technology (Clip for UEFA Europa
Pranos


Watch on YouTube


People's Reactions of Pranos in NYC
Pranos
Watch on YouTube


Pranos HoloGlass
Pranos
00:42
vimeo